UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
No Act
P.E. 12-05-02

DIVISION OF
CORPORATION FINANCE

02068269

December 27, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	12/27/2002

Christopher M. Kelly
Jones, Day, Reavis & Pogue
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

RE: GenCorp Inc.
Incoming letter dated December 5, 2002

Dear Mr. Kelly:

This is in response to your letter dated December 5, 2002 concerning the shareholder proposal submitted to GenCorp by Lindsay Briggs. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lindsay Briggs
4981 Tufts Street
Sacramento, CA 95841

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

JONES, DAY, REAVIS & POGUE
NORTH POINT • 901 LAKESIDE AVENUE
CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

WRITER'S DIRECT NUMBER:
(216) 586-1238
ckelly@jonesday.com

JP001407
315573-006001

December 5, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) — Exclusion of Shareholder Proposal

Dear Ladies and Gentlemen:

On behalf of GenCorp Inc., an Ohio corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff members of the Division of Corporate Finance (the "Staff") will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the "Proposal") submitted by Lindsey A. Briggs (the "Proponent") from the Company's proxy statement relating to its 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting"). The Proposal proposes that the Company's management alter and supplement the existing retiree employee benefits currently provided to certain specified retirees of the Company's wholly owned subsidiary, Aerojet-General Corporation, an Ohio corporation ("Aerojet"). The Proponent is an Aerojet retiree.

As discussed below, the Company believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting for four principal reasons (i) the Proposal seeks to further a personal interest of the Proponent not shared by the Company's shareholders at large, and thus it may be omitted pursuant to Rule 14a-8(i)(4); (ii) the Proposal relates to a matter of the Company's management functions/ordinary business operations, and thus it may be omitted pursuant to Rule 14a-8(i)(7); (iii) the Proposal is not a proper subject for shareholder action under Ohio law, and thus it may be omitted pursuant to Rule 14a-8(i)(1); and (iv) the Proposal is vague and indefinite, and thus it may be omitted pursuant to Rule 14a-8(i)(3).

To the extent that the reasons for omission stated in this letter are based on matters of state law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of Ohio.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

Procedural History

The Proponent submitted six matters to the Company on October 3, 2002 by a letter dated September 26, 2002 (the "Initial Proponent Letter"), a copy of which is attached hereto as Exhibit A. The Initial Proponent Letter was received by Robert A. Wolfe, Chairman of the Board of Directors of the Company on October 3, 2002 and was immediately forwarded to the Company's legal department for review and response. Unfortunately, however, the Company's legal department inadvertently failed to address the Initial Proponent Letter until after the 14-day response deadline had passed. On or about October 25, 2002, the Initial Proponent Letter was brought to the attention of the appropriate person in the Company's legal department for review and response. Accordingly, on November 8, 2002 the Company sent a letter to the Proponent (the "Company Letter") in response to the Initial Proponent Letter, a copy of which is attached hereto as Exhibit B. The Company received confirmation that the Proponent received the Company Letter on November 11, 2002. The Company Letter informed the Proponent that he could submit no more than one proposal, and that his proposal and supporting statement should not exceed 500 words. The Company Letter also requested additional information regarding the Proponent's ownership of the Company's shares. In addition, the Company Letter informed the Proponent that even if the proposal was raised properly from a procedural standpoint, the Company believed that it would have bases to exclude the proposal contained in the Initial Proponent Letter from its proxy statement after following certain procedural requirements under the federal securities laws. On November 26, 2002, the Company received (i) a letter, dated November 23, 2002, from the Proponent responding to the Company Letter (the "Revised Proponent Letter"), a copy of which is attached hereto as Exhibit C and (ii) an e-mail transmission from the Proponent to Linda Cutler, Vice President of Corporate Communications for the Company, a copy of which is attached hereto as Exhibit D.

The Proposal

The Revised Proponent Letter contained a revised Proposal, which recommends that adjustments be made in Aerojet's benefit plans "to correct in part certain benefits that no longer meet current realities" for those Aerojet retirees with 15 or more years of service as of July 1, 1998, including the following changes: (i) continuation of the current retiree prescription drug plan per the formula in effect January 1, 2002 after age 65 to death; (ii) continuation of the current retiree medical program per the formula in effect January 1, 2002 after age 65 to death; (iii) contribution by the Company to the pension plan as required to build a safety net such that the pension at retirement per the formula in effect January 1, 2002 shall never be reduced below that amount, yet continue the variable portion for gains beyond the initial amount based on investment return of those funds; and (iv) allowance for the Company, at its discretion, to increase such benefits but never reduce them in the future.

Reasons for Exclusion of the Proposal

1. The Company believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(4) (Personal Grievance; Special Interest) because it deals with a matter that is designed to result in a benefit to the Proponent and to further the Proponent's personal interest that is not shared by the Company's shareholders at large.

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter that is designed to result in a benefit to a proponent and to further a proponent's personal interest that is not shared by the other shareholders at large. Exchange Act Release No. 12999 (November 22, 1976) (the "1976 Release") indicates that this rule was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Similarly, in Exchange Act Release No. 19135 (October 14, 1982), the Commission stated that allowing "a person to air or remedy some personal claim or grievance or to further some personal interest . . . is an abuse of the security holder proposal process, and the cost and time involved with dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

Although the Company recognizes that an exclusion under Rule 14a-8(i)(4) may sometimes involve a subjective determination as to the proponent's intent, in this case the benefit to the Proponent is clear on the face of the Proposal. The Proponent proposes that the management of the Company increase the amount of retiree benefits payable to him and other specified Aerojet retirees, who, even if all such specified Aerojet retirees *were* shareholders, would still together constitute only a limited number of all shareholders of the Company. In fact, the Proponent even admits in the Proposal that "[t]his change applies to a small number of Aerojet retirees." It is thus clear that if the Proposal were to be implemented, only this "small number of Aerojet retirees" would glean a direct and immediate financial benefit in the form of increased retiree benefits. That benefit would accrue to them not as a result of their status as shareholders of the Company but as a result of their status as former employees of Aerojet. Not only would the financial benefit not be shared by all shareholders at large of the Company, it would not even be shared by all former employees of the Company or even all former employees of Aerojet. Furthermore, the interests of the other shareholders at large may be adversely affected by the Proposal because an increase in benefits to this small subset of retirees will result in additional costs to the Company. Thus, the Proposal would provide a direct personal benefit to the Proponent and further the Proponent's personal interest that is not shared by the Company's shareholders at large.

Omission of the Proposal is consistent with prior Staff positions permitting the exclusion, under Rule 14a-8(i)(4) and its predecessor Rule 14a-8(c)(4), of proposals relating to pension benefits in which the proponent has a personal interest that is not shared with other shareholders at large. See *Union Pacific Corporation* (January 31, 2000) (proposal requesting that the company repeal a pension plan provision that was deemed detrimental to the proponents); *International Business Machines Corporation* (January 20, 1998) (proposal requesting that the company increase the minimum pension benefit to retirees, where the proponent was a retiree of the company); *International Business Machines Corporation* (January 25, 1994) (proposal to increase retirement plan benefits); *General Electric Company* (January 25, 1994) (proposal to increase pension benefits); and *RLC Corp.* (November 3, 1983) (proposal requesting that the company apply ERISA to the pension plans of employees who retired before the enactment of ERISA, where the proponent's husband was such a retiree).

Accordingly, since the Proposal deals with a matter that is designed to result in a benefit to the Proponent and to further a personal interest that is not shared by other shareholders at large, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

2. The Company believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(7) (Management Functions) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a corporation. While ordinary business of the company has not been defined by the Commission, the various releases pertaining to the rule are instructive. In the 1976 Release, the Commission stated that "where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations," the ordinary business exclusion may be relied upon to omit them. In addition, according to Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the general underlying policy of the ordinary business exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release also stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight," including proposals that relate to the management of the workforce.

The design, maintenance and administration of the Company's benefit plans, including Aerojet's benefit plans, is an activity that is part of the ordinary business operations of the Company. In administering its retirement plans on a day-to-day basis, the Company determines the amount of benefits, the timing of payment of benefits and the eligibility of employees, retirees and others to participate in the plans. The Staff has long recognized that proposals relating to employee benefits, including determinations of the amount and scope of retiree benefits, relate to the ordinary business operations of a corporation, and the Staff has consistently concurred in the omission of such proposals under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). See *DTE Energy Company* (January 22, 2001) (proposal requesting various retiree benefits changes, including the grant of full cost of living adjustment for all retirees and their spouses); *Bell Atlantic Corporation* (October 18, 1999) (proposal to increase retirement benefits for retired management employees); *Burlington Industries, Inc.* (October 18, 1999) (proposal to adopt new retiree health insurance plan offering HMOs and covering retirees that were forced out and to reinstate dental benefits for certain retirees); *Lucent Technologies, Inc.* (October 4, 1999) (proposal requesting retroactive pension increases for former employees); *Gyrodyne Company of America, Inc.* (August 20, 1999) (proposal to dissolve the current pension plan and adopt a successor plan); *International Business Machines Corporation* (January 15, 1999) (proposal seeking to change the scope of the company's medical plan coverage provisions); *Roadway Services, Inc.* (March 16, 1993) (proposal to establish a minimum yearly pension for pension beneficiaries meeting certain criteria); *General Motors Corporation* (January 25, 1991) (proposal regarding scope of health care coverage); and *Proctor & Gamble Co.* (June 13, 1990) (proposal requesting changes to prescription drug plan). For a more broad reach of recent no-action relief extended to more general employee benefit matters, see also *Bank of America Corporation* (March 5, 2002) (proposal requesting a cost of living adjustment for retired employees received monthly payments under a retirement plan); *BB&T Corporation* (January 29, 2002) (proposal to discontinue charging of fees to accounts of employee and retiree 401(k) plans); *General Electric Company* (January 22, 2002) (proposal requesting inclusion of an annual inflation adjustment for pension plans); *International Business Machines Corporation* (January 2, 2001) (proposal relating to the grant of a cost of living allowance to the pensions of retirees); *Tyco International Ltd.* (December 21, 2000) (proposal requesting that certain pension plan participants be provided an option to receive a cost of living adjustment or a lump sum payment).

Consistent with the foregoing no-action letters issued by the Staff recently and historically, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7). In each of these no-action letters, the Staff confirmed that proposals dealing with employee benefits, including retiree benefits, were related to ordinary business matters, and the Staff indicated that it would not recommend enforcement action if the subject proposals were omitted. Accordingly, the Proposal, which seeks to provide retirees with additional prescription drug and medical coverage, as well as an adjustment to their pension plan benefits, relates to the Company's ordinary business operations and should, therefore, be excluded under Rule 14a-8(i)(7).

3. The Company believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(1) (Improper Under State Law) because it is not a proper subject for shareholder action under the laws of the State of Ohio.

Rule 14a-8(i)(1) permits the omission of a shareholder proposal that is not a proper subject for action under the laws of the issuer's domicile. It is my view that under the laws of the State of Ohio, the Company's state of incorporation, the proposal is not a proper subject for action by the Company's shareholders.

Under Section 1701.59 of the Ohio General Corporation Law, "[e]xcept where the law, the articles, or the regulations require certain action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." The Company's Code of Regulations (Article 2, Section 1) similarly provides that "[t]he property and business of the Corporation shall be controlled, and its powers and authorities vested in and exercised, by a Board of Directors." The Proposal seeks certain actions with respect to the Company's retirement benefits plans. The Proposal would usurp the authority of the Company's Board of Directors to determine and provide for employee compensation and benefits by mandating certain actions with regard to retiree benefits.

Accordingly, the Proposal can be omitted from the Company's proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(1).

4. The Company believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules) because it is vague, indefinite and contains materially misleading statements.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has routinely held that a proposal is sufficiently vague and indefinite to justify its exclusion where neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. See *McDonald's Corporation* (March 13, 2001), *Bristol-Meyers Squibb Company* (February 1, 1999) and *Philadelphia Electric Company* (July 30, 1992).

The Proposal is vague and indefinite, particularly as to the portion of the Proposal that calls for the "corporation to contribute to the pension plan as required to build a safety net such that the pension at retirement* [*per the formula in effect January 1, 2002] shall never be reduced below that amount, yet continue the variable portion for gains beyond the initial amount based on investment return of those funds.* [*per the formula in effect January 1, 2002]," because shareholders would not know what they are being asked to consider and vote on from the face of the Proposal. While it may be presumed from the body of the supporting statement that the Proponent is referring only to the Aerojet-General Corporation Consolidated Pension Plan in which the Proponent is a participant, shareholders at large have no basis to distinguish between that pension plan and the other pension plans sponsored by the Company. Further, the Proponent's use of the phrase "safety net" is vague and indefinite because it is unclear whether the Proponent is referring to a funding level above those required by law and/or above the current funding surplus in the pension plans sponsored by the Company. Pension plans are sophisticated in their design and require detailed analysis. The proposed changes are too vague to allow shareholders at large to engage in the complex plan design analysis that would be required to understand the changes. In addition, the Proposal is completely silent as to how the Company might implement the proffered pension plan changes and is so indefinite as to allow no reasonable certainty as to what actions or measures the Proposal requires.

For each of these reasons stated above, the Company believes that the Proposal is excludable from the Company's proxy materials under Rule 14a-8(i)(3) and the Commission's proxy rules.

Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Staff by January 17, 2003 would be of great assistance.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 216.586.1238.

Respectfully submitted,

Christopher M. Kelly /KLE

Christopher M. Kelly

cc: Robert A. Wolfe, Chairman of the Board, GenCorp Inc.
Gregory Kellam Scott, General Counsel, GenCorp Inc.

Mr. Lindsey A. Briggs (via Federal Express)
4981 Tufts Street
Sacramento, CA 9584

EXHIBIT A

RECEIVED
OCT 03 2002
LEGAL DEPT.

GENCORP
AEROJET

Annie Webb
916-351-8620
916-351-8668 (FAX)

Bob I have copied this letter to the following:

Greg Scott
Mike Martin
Bryan Ramsey-HR
Jennifer Goolis-HR

4981 Tufts Street
Sacramento CA 95841
September 26, 2002

Mr. Robert A. Wolfe. Chairman, GenCorp
GenCorp Inc.
P.O. Box 537012
Sacramento CA 95853-7012

Dear Mr. Wolfe:

This letter provides a formal request from a shareholder and former Aerojet employee for matters to be brought before the Board and presented at the 2003 meeting of shareholders

These matters concern the benefits being provided to retirees of GenCorp. particularly Aerojet.. Over the years, the early employees were provided with a description of retirement benefits that would be provided. As the years passed these benefits have been taken away. Most specifically the health benefits. The pretext for that change was that for comparable costs of contributions to the Aerojet plan retirees could obtain HMO insurance plans that included prescription drug coverage. As nearly every one in the country knows the HMO benefits have greatly eroded as well as access to qualified plans and the costs have risen dramatically. Prescription drug benefits have been reduced to a mere pittance based on current prices and in many instances eliminated. IT IS CLEAR THAT THE RATIONALE USED BY 'Aerojet' IS NO LONGER VALID. ACCORDINGLY IT IS BEING REQUESTED THAT THE CURRENT RETIREES HEALTH PLAN (INCLUDING PRESCRIPTION DRUGS MOST IMPORTANTLY) BE EXTENDED TO THOSE RETIREES AFTER AGE 65, WITH MEDICARE AS THE PRIMARY INSURER THE SAME AS THOSE UNDER 65 ON DISABILITY. Considering the significant coverage by medicare and the high deductibles on the Aerojet plan, this would essentially become a catastrophic health plan. Most retirees would qualify only in the case of major health problems.

IT IS ONLY 'JUST' THAT THE EARLY EMPLOYEES BE PROVIDED WITH THE BENEFITS WHICH THEY WERE ESSENTIALLY PROMISED! It may be reasonable to limit these benefits to those who committed themselves to the company when the benefits were foreseen. It may be true that in the fine print Aerojet reserved the right to make changes: it was also stated that there were no plans to do so in the future.

Of PRIMARY IMPORTANCE - THE NUMBER ONE PRIORITY should be to extend the retiree prescription drug plan to those over 65. For some the cost of routine prescription drugs even for a person not gravely ill can consume the majority of the pension. As a minimum there should be a catastrophic drug benefit at some level such as $3,000 at which point the Company plan would cover the balance (possibly with a $10.00 co-pay per the current plan.).

Although I do not have a grave medical problem, the cost of my current prescriptions will be excessive even based on the year 2000 prices from discount providers. I have already discontinued one medication prescribed and if forced to pay full prices will discontinue all but the absolutely necessary medications to function on a daily basis. Preventive medications for blood pressure (2 of those) and cholesterol will be eliminated. Nature will take its course. There are many seniors across the country who are in this position and as they die and or terminate their life for lack of medications there is going to be a great deal of publicity focused on private companies and the U.S. Congress. I guarantee that!

The dental plan should be continued beyond age 65.

Further the Company is requested to provide a catastrophic health care / long term care insurance plan.

ANOTHER CRITICAL ISSUE relates to the retiree pension. The Company has not contributed to the plan for years, yet has raided it to provide atrocious retirement benefits to former executives who spent very little time with the Company. Number one, there should be a provision to prevent erosion of the actual

dollar value provided from year to year. We are being hit not only by inflation, but also a reduction of the dollar amount received due to investment losses by the plan administrators.
It is proposed that the board fairly address these issues and revise the retirement plan to include:

1) A PROVISION THAT ENSURES AGAINST A DECREASE IN THE ACTUAL DOLLAR VALUE FROM YEAR TO YEAR. Retiring executives get that, though their money comes from the same fund.

2) A PROVISION THAT PROVIDES SOME LEVEL OF INFLATION PROTECTION.

3) A PROVISION THAT REQUIRES THE COMPANY TO CONTRIBUTE A PERCENTAGE OF GROSS REVENUES TO THE FUND AND / OR AN AMOUNT TO MAINTAIN THE SPECIFIED BENEFITS IF THE PERCENTAGE IS NOT ADEQUATE. Excess funds should be utilized to improve benefits.

IT IS NOT REQUESTED THAT THE HEALTH RELATED PLANS BE PROVIDED TO ALL EMPLOYEES – BUT PRIMARILY THOSE EARLY EMPLOYEES WHO WERE MADE TO BELIEVE THAT THEY WOULD BE COVERED AT RETIREMENT. AN EXAMPLE OF AN ELIGIBILITY REQUIREMENT MIGHT BE THAT THE EMPLOYEE HAVE A MINIMUM OF 15 YEARS ACCREDITED WITH PROPORTIONAL BENEFITS UP TO FULL BENEFITS AT 35 YEARS OF SERVICE AS OF JAN. 1. 2000.

WITH THE STATUS OF COMPUTER TECHNOLOGY, THERE SHOULD BE NO LOGISTICAL PROBLEM TRACKING AND MAINTAINING THE RECORDS.

AS AN EXAMPLE: THE EMPLOYEE COST FOR DRUGS UNDER THE PLAN COULD BE THE RATIO - =OF YEARS / 35 X THE DRUG PRICE PLUS THE $10.00 CO-PAY. AT 35 YEARS OF SERVICE THE BENEFIT WOULD BE THE SAME AS THE CURRENT PLAN, $10.00 PER MAIL ORDER.
OR
AS AN ALTERNATIVE, THERE COULD BE A CATASTROPHIC SPENDING LEVEL OF $3,000 AT WHICH TIME THE COMPANY WOULD PAY –OR –POSSIBLY REVERT TO THE STANDARD $10.00 CO-PAY.

FOR BASIC HEALTH INSURANCE, LONG TERM INSURANCE AND DENTAL COVERAGE THE SAME OR SIMILAR FORMULA COULD BE USED.

Aerojet began as an employee friendly company, but over the years has become one primarily focused on providing exorbitant benefits to management. There needs to be some kind of balance. Employee benefits have not been improved for many years but have been continually eroded away. That should be rectified, in particular, those instances where the initial logic for the reductions is no longer valid. For example the logic that reasonable availability of medical / drug coverage via HMOs exists is now a farce.

In summary, the major issues in order of importance that are requested to be reviewed, corrected and addressed at the 2003 annual meeting are:

1) Provision of prescription drug coverage for retirees over 65.

2) Continuation of the basic health plan for retirees over 65.

3) A change to the retiree pension plan to eliminate reductions in specific dollars paid, yet continue increases due to growth of investments.

4) Incorporation of an inflation protection feature in the retirement pension plan.

5) Provide an economical long term health care plan.

6) Continue the dental plan for retirees over 65.

These issues do not necessarily apply to the entire Company, but certainly to the early and long term employees of Aerojet who anticipated that the benefits touted at the time of employment as a consideration to continue with the Company would be honored. Many employees worked endless hours of overtime during the period of crises when the first ICBMs were being developed. In my case, the first seven years were spent on scheduled six day work weeks with no overtime compensation. At some point there needs to be a balance between Company and management greed and fairness!

A periodic status of actions regarding these issues would be appreciated.

Sincerely submitted,

Lindsey Briggs

Lindsey Briggs

Copies: GenCorp Board of Directors
Terry L. Hall, President, GenCorp
ERISA

EXHIBIT B

GENCORP

Robert A. Wolfe
Chairman

P.O. Box 537012
Sacramento, CA 95853-7012

Tel: (916) 351-8616
Fax: (916) 351-8668

November 8, 2002

VIA FEDERAL EXPRESS

Mr. Lindsey Briggs
4981 Tufts Street
Sacramento, CA 95841

Dear Mr. Briggs:

Thank you for your letter dated September 26, 2002 and received by GenCorp on October 3, 2002, whereby you requested that six matters be brought before the GenCorp Board and presented at the 2003 meeting of shareholders. This letter is being sent to you on behalf of GenCorp in response to your request. We believe that the matters that you raise relate to the company's ordinary business operations that are normally overseen by GenCorp's management. Accordingly, we would suggest presenting your matters before the GenCorp Board at its next regular meeting. We at GenCorp understand your concerns and appreciate you bringing them to our attention.

Should you wish to proceed with a formal shareholder proposal, the federal securities laws, including Rule 14a-8 of Regulation 14A of the Securities and Exchange Act of 1934 (the "Exchange Act") regulate eligibility to submit shareholder proposals, as well as the content and length of proposals. It is not clear from your letter whether you are eligible to submit a shareholder proposal under the applicable rules. To be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of GenCorp common stock, or 1% of the outstanding GenCorp common stock, for at least one year prior to the date you submit your proposal and must continue to hold those securities through the date of the meeting (the "minimum ownership period") and you must submit to us proof of your eligibility. Please see Rule 14a-8 of the Exchange Act, a copy of which is enclosed, for further details.

According to our records and our review of Securities and Exchange Commission filings, you are not the registered record holder of any shares of GenCorp common stock, which means that you may hold your shares through a third party, such as a bank or a broker. We hereby request appropriate documentary proof of your eligibility to submit a proposal and your ownership of GenCorp common stock. In order to prove your eligibility, you must submit, *at the time you submit your proposal*, a written statement from the broker, bank or other entity that is the record holder of your shares verifying that you meet the minimum ownership period, accompanied by your written statement that you intend to continue this minimum ownership in your GenCorp securities through March 26, 2003, the date on which GenCorp currently expects to hold its 2003 annual meeting of shareholders.

In addition, please note that Rule 14a-8(c) (Question 3) allows each eligible shareholder to submit only one proposal for a particular shareholders' meeting, and Rule14a-8(d) (Question 4) limits the length of the proposal, including any accompanying supporting statement, to 500 words. Therefore, if you are eligible and would like to submit a proposal, you must submit only one and ensure that it does not exceed 500 words. Finally, please note that apart from the procedural deficiencies discussed above, Rule 14a-8 allows us to exclude certain shareholder proposals on certain specified bases after following certain procedural requirements. We believe that the issues addressed in your letter are beyond the scope of shareholder proposals under the federal securities laws and may be excludable on that basis alone, even if you should comply with the above-described procedural requirements.

Mr. Briggs, as I previously stated, we intend to add your letter as an agenda item for our next Board of Directors meeting. Thank you for your interest in GenCorp. We are interested in and committed to serving the best interests of our shareholders.

Sincerely,

ENCLOSURE

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, con-

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EXHIBIT C

4981 Tufts Street
Sacramento CA, 95841

916 331 0608

23 November, 2002

RECEIVED
NOV 26 2002
LEGAL DEPT.

Mr. Robert A. Wolfe, Chairman
GenCorp Inc.
P.O. Box 537012
Sacramento CA 95853-7012

Dear Mr. Wolfe:

I am responding to your letter dated November 8, 2002 and received November 11, 2002 in the pm. You pointed out shortcomings of my letter dated September 16, 2002. I had submitted that letter primarily to bring the matter to the attention of the board, trusting that the board would take action and provide a proxy statement implementing the essence of the recommendations. I had anticipated that the subject would be left to the conscience of the shareholders and be most fairly addressed in that manner.

You suggested that I present "my matters" at the next regular meeting of the GenCorp Board. No time, place or date was given, nor is it posted on the web site nor has my email request for that information been answered. I am also unsure of what technicalities may lay in ambush regarding the presentation of any matter, such as those detailed shortcomings pointed out in my prior letter. I am not attempting to become a corporate law expert but merely elicit action by the board, any help I can have would be appreciated.

Not knowing your subsequent reactions, I did prepare a statement that I believe meets all the criteria and is hereby submitted in a timely manner. The board is hereby requested to include the recommendations of the enclosed document, 'Aerojet-General Retiree Benefit Plans Package, Rectitude Adjustments' in the 2003 proxy statement to shareholders. The basic title is derived from the summary annual benefits report provided by GenCorp that in the title uses 'Aerojet-General Corporation.' Although you indicated that the recommendations constitute several proposals, I believe that a benefits package can be considered as a single proposal. Often times multiple related tasks are required to implement a single proposal. A rocket motor development program requires many diverse tasks, design, procurement, quality control, manufacturing, and test, etc. that are not separately proposed.

Frankly I was surprised at the instant reaction of GenCorp to resist and avoid consideration of an idea. First was the return of all correspondence that had been correctly addressed to board members several days after mailing. Each envelope was marked 'not at this facility'. The excuse given was "The mail handlers had no way of knowing." Many thoughts have come to mind thinking about that. I trust that subsequent forwarding was done in the original envelopes as marked without opening, considering they were U.S. mail.

THE MOST ASTOUNDING FEATURE OF YOUR LETTER was that almost exactly 50% of the text (4 5/8 inches) was devoted to the challenge of my eligibility to submit a recommended issue. You stated, "according to our records and review of securities and exchange filings you are not the owner of any shares of GenCorp common stock." Who came up with all of that? Each year I receive an annual report and a proxy card with a control number, id number, and number of shares. For the meeting on March 27, 2002 it had a message starting "Dear Shareholder"--- and ended --- 'Robert A. Wolfe, Chairman and Chief Executive Officer.' A copy is attached. Other questions are raised, are the same people doing research for complex business decisions and lawsuits?

I hereby state that I meet the ownership period and intend to hold the minimum ownership in GenCorp securities through the shareholders meeting March 26, 2003.

The record will show that GenCorp did not respond to my proposal within 14 days as required per rule 14-8(f) of the Exchange Act. The actual time to receipt of the response was 39 days, 36 days to the time GenCorp sent on November 8, 2002. The rule states that GenCorp may exclude my proposal but ---"only after" notifying me within 14 days of any deficiencies ---- and I would have 14 days to correct them. "Only after" seems to make it quite clear, 36 is not within 14.

The second to last paragraph of the GenCorp letter that issues are beyond the scope of shareholders proposals. The deficiency here was not defined.

The last sentence of the GenCorp letter states a commitment to serving the best interests of the shareholders. Does fairness and integrity relating to employees / retirees factor into the equation in any way? Raiding the pension plan for other purposes raises questions closer to legality than simple ethics.

Questions raised during this project have much wider implications than the specific issue of benefits. I have attempted to avoid introducing them in any detail; that has been difficult. I cannot resist however listing a few of the sobering facts.

1) All mail for board members was returned.
2) There has been no communication of board meeting times or place.
3) GenCorp was unable to find evidence that I have interests in GenCorp stock. Simple answer should have been, "You need to have Federated confirm your holdings".
4) It took 36 days to respond, voiding the objections raised by GenCorp.
5) Specific deficiencies were not defined.
6) Commitment will be to the shareholders was emphasized.
7) A total approach of rejection, only referring to rules that allow rejection. They do not 'require' rejection, clearly inferred as the GenCorp goal.

Hopefully the board will assess the enclosed recommendations to partially restore some promised benefits and preclude the need for a proxy statement. It must be clearly kept in mind that when made these benefits changes were not presented as reductions. The rationale was that retirees could obtain equivalent coverage through HMO's for the same cost as their contribution to the Aerojet Plan.

All I wrote to ask initially was that the issue of promised benefits to long term Aerojet retirees be assessed, followed by reasonable fair action. That action can be direct by the board or submitted as a proxy issue for the 2003 shareholders meeting.

I do not intend to be combative, but when a simple request elicits such a strong response of resistance I have to speak up. As indicated by the mishandling of simple tasks, one has to wonder how the complex tasks are handled, (unfortunately I just read of one answer, asbestos – absolutely unbelievable incompetence if the press report is accurate).

As difficult as it is, please let us focus on this one issue at this time and resolve it expeditiously. As presented in my proposal the financial impact will be minimal. Please give this issue the focus it deserves.

Sincerely,

Lindsey Briggs

lindsey@alum.mit.edu

GENCORP

March 1, 2002

Dear Shareholder:

The Annual Meeting of Shareholders of GenCorp Inc. will be held at the Hyatt Regency Sacramento, 1209 L Street, Sacramento, California 95814 on March 27, 2002 at 9:00 o'clock a.m. local time. At the meeting, shareholders will elect three directors, act on a proposal to ratify the appointment of the independent auditors of the Company for the fiscal year ending November 30, 2002, and transact such other business as may properly come before the meeting.

It is important that your shares be represented at the meeting. Whether or not you plan on attending the meeting, please review the enclosed proxy materials and vote by telephone, the internet or by completing the proxy form attached below and mailing the proxy form in the envelope provided.

Robert A. Wolfe,
Chairman and Chief Executive Officer

PLEASE VOTE BY TELEPHONE OR INTERNET AS EXPLAINED
ON THE REVERSE SIDE
OR
DETACH AND MARK THE PROXY, SIGN IT BELOW AND RETURN IT IN THE
POSTAGE PAID ENVELOPE ENCLOSED IN THIS PACKAGE.

DETACH PROXY FORM HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET

CONFIDENTIAL VOTING INSTRUCTIONS

To: Fidelity Management Trust Company, Trustee For The GenCorp Retirement Savings Plan

I hereby authorize the Trustee to vote (or cause to be voted) all shares of Common Stock of GenCorp Inc. which may be allocated to my account in the GenCorp Stock Fund of the GenCorp Retirement Savings Plan at the Annual Meeting of Shareholders to be held at the Hyatt Regency Sacramento, 1209 L Street, Sacramento, California 95814 on March 27, 2002, and at any adjournments thereof, and direct the Trustee to vote as instructed below and in accordance with its judgment on matters incident to the conduct of the meeting and any matters of other business referred to in Item 3:

(THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY)

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE PLAN PARTICIPANT. IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED FOR ALL NOMINEES IN ITEM 1, FOR ITEM 2 AND IN ACCORDANCE WITH THE TRUSTEE'S SOLE JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT OF THE MEETING AND ANY MATTERS OF OTHER BUSINESS REFERRED TO IN ITEM 3. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.

I PLAN TO ATTEND MEETING ☐

To change your address, please mark this box. ☐

GENCORP INC.
P.O. BOX 11106
NEW YORK, N.Y. 10203-0106

See Over

(Continued And To Be Signed On Other Side.)

PLEASE EXECUTE AND RETURN YOUR PROXY PROMPTLY.

TELEPHONE
1-888-216-1318

Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the simple directions. Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card.

OR

INTERNET
https://www.proxyvotenow.com/gen

Use the Internet to vote your proxy. Have your proxy card in hand when you access the website. You will be prompted to enter your control number, located in the box below, to create an electronic ballot.

OR

MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card. If you have submitted your proxy by telephone or the internet there is no need for you to mail back your proxy.

LINDSEY A BRIGGS
4981 TUFTS ST
SACRAMENTO CA 95841-3032

340 455
CONTROL NUMBER FOR
TELEPHONE OR INTERNET VOTING

1-888-216-1318

CALL TOLL-FREE TO VOTE

▼ DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET ▼

11

PLEASE RETURN THIS CARD PROMPTLY USING THE ACCOMPANYING ENVELOPE

[X] Votes must be indicated (x) in Black or Blue Ink.

3,245.8359

PROXY SOLICITED BY THE BOARD OF DIRECTORS OF GENCORP INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2 PROPOSED BY THE COMPANY:

1. ELECTION OF DIRECTORS

FOR ALL ☐ WITHHOLD FOR ALL ☐ EXCEPTIONS ☐

Nominees: 01 - James J. Didion, 02 - William K. Hall, 03 - Sheila E. Widnall

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE "EXCEPTIONS" BOX AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.)

Exceptions* ______________________________

	FOR	AGAINST	ABSTAIN
2. To ratify the Board of Directors' selection of Ernst & Young LLP as the Independent auditors of the Company.	☐	☐	☐

3. Upon matters incident to the conduct of the meeting and such other business as may properly come before the meeting or any adjournments thereof.

LINDSEY A BRIGGS
4981 TUFTS ST
SACRAMENTO CA 95841-3032

1414 3002 000340455

Please sign exactly as name appears at left. Your shares may not be voted by the Trustee unless you sign and return this card so that it will reach the Trustee not later than March 25, 2002.

Date	Share Owner sign here

Aerojet-General Corporation Retiree Benefit Plans Package Rectitude Adjustments

Long-term employees of Aerojet have experienced numerous reductions to their Benefit Plans over the years. Many of those changes occurred during mid-career when most had families and had little choice than to accept the lesser benefits. Changes in sociological and economic standards have made the rationale used to support those changes invalid. It is recommended that adjustments be made in the Aerojet General Benefit Plans to correct in part certain benefits that no longer meet current realities. This change applies to a small number of Aerojet retirees.

The most obvious example relates to the Medical Care Plan (including prescription drug coverage). When Aerojet dropped coverage at age 65, the expressed rationale for the change was that HMO's provided equivalent coverage at costs to the employee no greater than the required contributions to the Aerojet plan that existed at that time. HMO benefits have greatly eroded, as has access to qualified plans, premiums have been greatly increased, an increasingly larger number of health care providers will not participate, and most prescription drug coverage has been reduced to a pittance or eliminated.

Another analysis presented in the past was that Aerojet benefits were much better than civil servants in government service, some of whom were over seeing Aerojet contracts. There has been an extraordinary shift in that regard. Government employees (all levels) now have equivalent or better

11/23/02

pay and benefits, lesser age and service time to retire, guaranteed medical and drug coverage, and more generous pensions with cost of living increases.

Rectification of these issues should be weighted to those most impacted, the early pioneers who dedicated themselves to the winning of the cold war, trusting that the projected promises would be honored. Accordingly the following changes are recommended. To moderate the financial impact to the corporation only those retirees with 15 or more years as of July 1, 1998 (this represents a typical time beyond which new employees were aware of the reduced benefits.) will begin to benefit. Full realization of these benefits will be only by those with 35 or more years of service as of July 1, 1998. Interim years of service (15 to 35) will receive a benefit proportional to their years of service between 15 and 35 i.e. an employee with 20 years will receive 5/15 or 1/3 of the full benefit. Elements of the plan are:

Continue the current retiree prescription drug plan* after age 65 to death.
Continue the current retiree medical program* after age 65 to death.
The corporation will contribute to the pension plan as required to build a safety net such that the pension at retirement* shall never be reduced below that amount, yet continue the variable portion for gains beyond the initial amount based on investment returns of those funds.*
The corporation may at its discretion increase these benefits; however they shall never be reduced.

Analysis: Minimum financial impact; only those Aerojet Retirees hired prior to 1963 with 35 years service would receive full benefits.

* per the formula in effect Jan 1, 2002.

11/23/02

CERTIFIED MAIL

Lindsey Briggs
4981 Tufts St.
Sacramento, CA 95841

UNITED STATES POSTAL SERVICE

0000

U.S. POSTAGE
PAID
SACRAMENTO.CA
95841
NOV 25 '02
AMOUNT
$4.65
00013857-09

Mr. Robert A. Wolfe, Chairman
GenCorp
PO Box 537012 Sacramento, CA
95853-7012

RETURN RECEIPT
REQUESTED

95853+7012

EXHIBIT D

Russo, Cleta

From: Cutler, Linda
Sent: Tuesday, November 26, 2002 5:04 PM
To: Russo, Cleta
Subject: FW: Mail To GenCorp Board Directors

-----Original Message-----
From: Lindsey Briggs [mailto:lalabriggs@hotmail.com]
Sent: Tuesday, November 26, 2002 12:15 PM
To: linda.cutler@gencorp.com
Subject: Mail To GenCorp Board Directors

I have mailed a letter with copies to each board member. The last time I did this they were returned all marked in heavy black ink -- not at this facility. The post office then returned them back to GenCorp - and they were forwarded - a week later - or more.

This time I called to forewarn -- and have talked to seven people -- The first in the mail area said -- " Yes they WILL BE RETURNED TO YOU, WE DO NOT HAVE THEIR NAMES ON OUR LIST" That included Mr. Wolfe! (Amina Knuthson was the contact, "I do not work for GenCorp and if the name isn't on the list it is sent back"

Six calls and no one would give me phone numbers of officers. FINALLY -Mr. Greg Scott called me back - agreed that it was not proper.

I am trying to catch a plane -- and do not want those letters in my mail when I return!!!!!!!!!

They were about mailed about one hour ago --- there is time to give direction to the right people.

PLEASE --DO SOMETHING TO ENSURE THAT I DO NOT HAVE TO GO THROUGH ANY MORE HASSLING --

IT APPEARS TO ME LIKE A DELIBERATE AND PROGRAMMED ATTEMPT TO PRECLUDE CONTACT WITH CORPORATE OFFICERS AND IN PARTICULAR! MEMBERS OF THE BOARD OF DIRECTORS.!!!!!!!!!

I AM ABOUT READY TO CALL SEC FOR ADVICE. -- TOO MUCH TIME WASTED

ALSO - I HAD MADE AN EMAIL REQUEST AS TO THE TIME, DATE, AND LOCATION OF THE NEXT BOARD MEETING -- IT HAS GONE UNANSWERED.. The AGENDA would also be of interest. I was unable to find info on the web site.

Lindsey Briggs

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: GenCorp Inc.
Incoming letter dated December 5, 2002

The proposal recommends that the board of directors review and adjust certain benefits in its Aerojet – General subsidiary's benefit plan.

There appears to be some basis for your view that T. Rowe Price may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GenCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GenCorp relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor